Via Facsimile and U.S. Mail
Mail Stop 6010

December 22, 2006

Mr. Jean-Claude Leroy
Chief Financial Officer
sanofi-aventis
174, Avenue de France
75013 Paris, France

Re: sanofi-aventis
Form 20-F for the Fiscal Year Ended December 31, 2005
File No. 001-31368

Dear Mr. Leroy:

We have reviewed your October 19, 2006 response to our September 22 2006 comment letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Item 5. Operating and Financial Review and Prospects, page 66

Presentation of Net Sales, page 71

Developed Sales, page 72

1.   Please refer to your response to our prior comment number one. We do not believe that the response provided demonstrates how "developed sales," a measure that combines sales for which you do not recognize revenue in your consolidated income statement with those that you do is useful to an investor. Further, we believe that a measure that is the result of combining your GAAP

revenues with revenues that you are not permitted to record in your income statement is not a nonGAAP measure subject to the disclosure rules under Regulation G and Item 10 of Regulation S-K. Please confirm that you will not include this measure in future filings.

Consolidated Income Statements, page 158

2.   Refer to your response to comment three. Please explain to us how the guidance discussed in paragraphs BC12-BC13 that is provided as a supplement to IAS 1 was considered in determining that your presentation of "operating income – current" is appropriate.

D.4. Intangible assets, page 186

3.   Refer to your response to comment five. Your proposed disclosure does not appear to provide adequate detail to allow an investor to truly understand the value of each of these rights associated with each significant product. Please provide to us a revised discussion that includes a more detailed discussion of these amounts.

D.17. Debt, cash and cash equivalent, page 200

4.   Please refer to your response to our prior comment number seven. Please provide to us, using disclosure-type format, a discussion clarifying the purpose of this presentation to be included in the notes to the financial statements. Also confirm that you intend to revise all "net debt" presentations to the format that you proposed related to the table on page 200.

D.18. Provisions and other non-current liabilities, page 204

5.   Refer to your response to comment eight. Please confirm to us that you will include a similar discussion to what you provided to us in future filings.

D.22. Legal and arbitral proceedings, page 217

6.   Please refer to your response to our prior comment number ten. Where you have determined that a range of losses may be reasonably estimated, but "publication of this information would be extremely prejudicial to the Company's position," please provide to us, using disclosure-type format the information required under paragraph 92 of IAS 37. Additionally demonstrate to us where you provided the

disclosure required by paragraph 91 for those instances where it is not practicable to disclose the financial effect.

D.35. Segment information, page 238

7.   Please refer to your response to part b of our prior comment number 12. Please remove the "unaudited" reference from your proposed disclosure, or tell us why a material disclosure required under generally accepted accounting principles should be unaudited.

*   *   *   *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658, or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant